

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 21, 2016

Mr. Howard Katzenberg
Chief Financial Officer
On Deck Capital, Inc.
1400 Broadway, 25th Floor
New York, New York 10018

> **Re: On Deck Capital, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 3, 2016**
> **File No. 001-36779**

Dear Mr. Katzenberg:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Michael Volley

                                        Michael Volley
                                        Staff Accountant
                                        Office of Financial Services